

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2019

Sanjay Shukla
President and Chief Executive Officer
aTyr Pharma, Inc.
3545 John Hopkins Court, Suite 250
San Diego, CA 92121

> **Re: aTyr Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2019**
> **File No. 333-231658**

Dear Dr. Shukla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mitzi Chang, Esq. - Goodwin Procter LLP